EXHIBIT 99.1

Volvo Aero Signs its Largest Commercial Aircraft Engine Contract Ever

GOTEBORG, Sweden, Dec. 17, 2004 (PRIMEZONE) -- Volvo Aero and General Electric Company have signed an agreement whereby Volvo Aero will be responsible for the design and manufacture of three major components for the new GEnx engine. Volvo Aero will make its largest investment ever in a new commercial aircraft engine program. Volvo Aero anticipates revenue in the range of SEK 20 billion if projected sales estimates are achieved. The GEnx Engine will power the new Boeing 7E7 Dreamliner and the new Airbus A350 aircraft.

According to the agreement, signed in Seattle on December 15, 2004, Volvo Aero becomes a revenue-sharing participant (RSP) in General Electric's GEnx engine program.

"This is a very important contract for us and a significant expansion of our current product portfolio", says Fred Bodin, President of Volvo Aero. "Since this is an engine class that accounts for about 20 percent of all engines on the market, we considered it very important that we maintain our position in this market segment."

Volvo Aero and General Electric have years of experience working together, including the current CF6-80 for the Boeing 747, 767 and the Airbus A330, and within the military engines segment, the RM12 for the Gripen Fighter and the F414 for the F18 Hornet. The cooperation in the land and marine gas turbines segment is also extensive. Two years ago, the two companies signed a RSP agreement covering cooperation on the new large LMS100 gas turbine.

The GEnx Engine will produce 50,000 to 75,000 pounds of thrust and will be designed to meet the requirements for Boeing's new 7E7 Dreamliner aircraft. It will also be configured for the recently announced Airbus A350, an aircraft that will complement Airbus A330.

The GEnx Engine is scheduled to enter into service on the 7E7 aircraft in 2008 and on the A350 in 2010.

Volvo Aero's responsibility in cooperation with GE covers the development, design, manufacturing and product support of three components: Fan Hub Frame, Turbine Rear Frame and Booster Spool. The first development hardware is scheduled for delivery to General Electric in 2005. Design work is already underway in Trollhattan, Sweden, and Cincinnati, Ohio, in the U.S.

Production of GEnx engines and spare parts is expected to continue for at least 30 years. The demand for engines in this thrust class is forecasted to be more than 2,500 engines during this period.

Volvo Aero will hire additional development engineers to handle the design work. Volvo Aero assesses that the agreement contributes, in the long term, to secure existing employment within its component production.

For further information, please contact Anders Nilsson, VP Business Development and Strategies, Volvo Aero, + 46 520 94607 or +46 70 574 1305

For pictures of Boeing 7E7 och Airbus A350 visit Volvo Aeros homepage on the Internet: http://www.volvo.com/volvoaero/global/en-gb/newsmedia/image+bank/engine+ components/

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo Aero
          Anders Nilsson, VP Business Development and Strategies
          + 46 520 94607 or +46 70 574 1305